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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                               ------------------


                                  SCHEDULE 13D

                               (Amendment No. 1)

                             METROGOLF INCORPORATED
                                (Name of Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                   591-674-10
                             ---------------------
                                 (CUSIP Number)

                            PAMELA S. CHARLES, ESQ.
                         FAMILY GOLF ACQUISITION, INC.
                         C/O FAMILY GOLF CENTERS, INC.
                              225 BROADHOLLOW ROAD
                            MELVILLE, NEW YORK 11747
                           TELEPHONE: (516) 694-1666

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                   Copies to:
                             KENNETH R. KOCH, ESQ.
                  SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                                551 FIFTH AVENUE
                            NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                                JANUARY 30, 1998
                -----------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box. [ ]





                              (Page 1 of 5 Pages)



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CUSIP NO.     591-674-10           13D                     PAGE  2 OF 5 PAGES

-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Family Golf Acquisition, Inc.          Employer Tax Id:  84-1443740
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
    3      SEC USE ONLY

-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           AF
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Colorado
-------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES                            0
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY            8      SHARED VOTING POWER
        EACH                             8,112,833  (See Item 5)
      REPORTING    ------------------------------------------------------------
     PERSON WITH          9      SOLE DISPOSITIVE POWER
                                         0
                   ------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         8,112,833 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,112,833  (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                93.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                CO
-------------------------------------------------------------------------------

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CUSIP NO.     591-674-10           13D                     PAGE  3 OF 5 PAGES


-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Family Golf Centers, Inc.              Employer Tax Id:  11 322 3246
-------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                        (b) [ ]

-------------------------------------------------------------------------------
    3      SEC USE ONLY


-------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           WC
-------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
           TO ITEM 2(d) or 2(e)                                             [ ]

-------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------------------------------------------------------------------
      NUMBER OF           7     SOLE VOTING POWER
       SHARES                            0
    BENEFICIALLY   ------------------------------------------------------------
      OWNED BY            8      SHARED VOTING POWER
        EACH                             8,112,833  (See Item 5)
      REPORTING    ------------------------------------------------------------
     PERSON WITH          9      SOLE DISPOSITIVE POWER
                                         0
                   ------------------------------------------------------------
                         10      SHARED DISPOSITIVE POWER
                                         8,112,833 (See Item 5)
-------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                8,112,833  (See Item 5)
-------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES*                                                  [ ]

-------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                93.0%
-------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

                CO
-------------------------------------------------------------------------------

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                                                                    Page 4 of 5

     This Amendment No. 1 to the Statement on Schedule 13D (this "Amendment") amends and supplements the Statement on Schedule 13D originally filed on January 2, 1998 (the "Statement"), with respect to the beneficial ownership of shares of common stock, no par value (the "Shares") of MetroGolf Incorporated, a Colorado corporation (the "Company") by Family Golf Centers, Inc., a Delaware corporation ("Parent") and Family Golf Acquisition, Inc., a Colorado corporation and a wholly-owned subsidiary of Parent ("Purchaser"). This Amendment is filed as a result of the consummation of the cash tender offer (the "Offer") for the Shares.

     Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     Items 5(a) and (b) are hereby amended and supplemented by adding thereto the following:

     (a) The Offer expired at 5:00 p.m., New York City time, on Friday, January 30, 1998. Pursuant to the Offer, based upon a final report from the Depositary, the Purchaser accepted for payment 6,846,433 Shares tendered. On February 6, 1998 and on February 9, 1998, the Purchaser acquired an additional 178,000 Shares and 87,600 Shares, respectively, at a purchase price of $1.50 per share through privately negotiated transactions. As a result of consummation of the Offer and the subsequent transactions, the Reporting Persons may each be deemed to beneficially own 8,112,833 Shares, which represent approximately 93.0% of the Shares of the Company. Of the Shares beneficially owned by the Reporting Persons, 1,000,000 represent Shares underlying a convertible note which has not yet been converted and a warrant which has not yet been exercised.

     Pursuant to the Agreement and Plan of Merger, dated as of December 23, 1997, by and among Parent, Purchaser and the Company (the "Merger Agreement"), the Purchaser intends to merge with and into the Company. In connection with the Merger, each issued and outstanding Share (other than Shares owned by the Purchaser, Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable Colorado law) shall be converted into and represent the right to receive $1.50 in cash.

     (b) Each of the Reporting Persons identified in Item 2(a) collectively share voting power and dispositive power of 7,846,433 Shares.




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                                                                    Page 5 of 5

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 11, 1998
                                     FAMILY GOLF ACQUISITION, INC.

                                     By : /s/ Robert J. Krause
                                         --------------------------------
                                              Name: Robert J. Krause
                                              Title: Chief Executive Officer


                                     FAMILY GOLF CENTERS, INC.

                                     By : /s/ Dominic Chang
                                         --------------------------------
                                              Name:  Dominic Chang
                                              Title:  President